FRANKLIN FUND ALLOCATOR SERIES

One Franklin Parkway

San Mateo, CA 94403-1906

Tel 650.312.2000

April 27, 2015

Filed Via EDGAR (CIK #0001022804)

Ms. Karen Rossotto, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Subject:            Franklin Fund Allocator Series (the “Registrant”)

(File Nos. 333-13601, 811-07851)

Dear Ms. Rossotto:

On behalf of the above-referenced Registrant, submitted herewith under the EDGAR system are the Registrant’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided via telephone to Bruce Bohan on April 1, 2015 with regard to Amendment No. 47 to the Registrant’s Registration Statement on Form N-1A (the “Amendment”), filed with the Commission on February 13, 2015 under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “1940 Act”), in order to register the Franklin LifeSmart™ 2055 Retirement Target Fund (the “2055 Fund”).  We note that, unless otherwise indicated, the Staff’s comments, and our responses thereto, relate to the 2055 Fund, Franklin LifeSmart™ 2015 Retirement Target Fund, Franklin LifeSmart™ 2020 Retirement Target Fund, Franklin LifeSmart™ 2025 Retirement Target Fund, Franklin LifeSmart™ 2030 Retirement Target Fund, Franklin LifeSmart™ 2035 Retirement Target Fund, Franklin LifeSmart™ 2040 Retirement Target Fund, Franklin LifeSmart™ 2045 Retirement Target Fund, and Franklin LifeSmart™ 2050 Retirement Target Fund (together, the “Funds”).

 Each comment from the Staff is summarized below, followed by the Registrant’s response to the comment.  Terms not defined herein shall have the meaning set forth for that term in the Amendment.

PROSPECTUS COMMENTS:

1.         Comment:  For each Fund, clarify whether the Board can change the terms of the waiver agreement.

Response:  The applicable sentence in the expense waiver footnote to the “Annual Fund Operating Expenses” table has been revised to read: “Contractual fee waiver and/or expense reimbursement agreements may not be changed or terminated during the time period set forth above.”

2.         Comment:  Explain the term “alternative” investments.

Response:  The first sentence of the second paragraph of the “Principal Investment Strategies” of the Summary section has been revised to read: “Under normal market conditions, the investment manager allocates the Fund’s assets among the broad asset classes of equity, fixed-income and alternative (non-traditional) investments by investing primarily in a distinctly-weighted combination of underlying funds, predominantly other Franklin Templeton mutual funds, based on each underlying fund’s predominant asset class and strategy.”

# 1374538  v. 2

U.S. Securities and Exchange Commission

April 27, 2015

3.         Comment:  Disclose the credit quality of fixed-income investments (e.g., whether the underlying fixed-income funds may hold below investment grade bonds).

Response:  An additional sentence has been added to the fifth paragraph of the “Principal Investment Strategies” section in each summary prospectus and the eighth paragraph of the “Principal Investment Policies and Practices” section of the Details section in each prospectus as follows: “Certain fixed-income funds may hold securities across the credit quality spectrum, including below investment grade or ‘junk’ bonds.”

4.         Comment:  Include derivatives in the strategy section of the summary prospectus.

Response:  The second paragraph of the “Principal Investment Strategies” section indicates that: “These underlying funds and ETFs, in turn, invest in a variety of U.S. and foreign equity, fixed-income and derivative investments.”

5.         Comment:  Include developing markets disclosure in the summary prospectus.

Response:  The Registrant believes that such disclosure is not necessary because, in total, developing markets investments are not a principal strategy of any of the Funds. In addition, in our Form N-1A Item 9 disclosures, we include a summary of each underlying fund’s principal investment strategies and risks, including developing markets risk.

6.         Comment:  In the performance table footnote, follow Item 4(b)(2) of Form N-1A.

Response:  The “Performance” section of the 2055 Fund’s summary prospectus indicates that: “Because the Fund is new, it has no performance history. Once the Fund has commenced operations, you can obtain updated performance information at franklintempleton.com or by calling (800) DIAL BEN/342-5236.”

7.         Comment:  Disclose the sell strategy in the portfolio selection discussion.

Response:   The investment managers of the Funds generally manage the assets of the Funds according to a “buy and hold” strategy.  In fact, each Fund’s portfolio turnover is relatively low.  Because each Fund’s focus is on long-term investing, the Prospectus was not revised to include this disclosure.  However, in the event a Fund’s portfolio turnover were to exceed 125%, the Registrant will consider adding disclosure relating to any “sell” strategy.

8.         Comment:  Include microcap disclosure in the summary prospectus.

Response:  The Registrant believes that such disclosure is not necessary because, in total, microcap investments are not a principal strategy of any of the Funds. In addition, in our Form N-1A Item 9 disclosures, we include a summary of each underlying fund’s principal investment strategies and risk, including small cap securities risk.

9.         Comment:  Use the “joint and primarily” language, as discussed in Form N-1A, in the disclosure of portfolio managers with co-lead responsibilities.

# 1374538  v. 2

U.S. Securities and Exchange Commission

April 27, 2015

Response:  The description of the portfolio managers has been revised accordingly.

10.       Comment:  Include the date of the report to shareholders, if possible, where there will be discussion of the trustees’ approval of the management agreement.

Response:  The second paragraph of the “Investment Management and Asset Allocation Agreement” section of the prospectus has been revised to read: “A discussion regarding the basis for the board of trustees approving the investment management contract of the Fund is or will be available in the Fund’s initial semiannual report to shareholders for the six-month period ended June 30.”

            Please do not hesitate to contact Bruce Bohan at 650.312.3504 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/Karen L. Skidmore

Karen L. Skidmore

Vice President

3

# 1374538  v. 2